

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2018

Chasma Mulla
President and Chief Executive Officer
Yumba Records Storage, Inc.
H. No FF-2, First Floor
Rosemina Arcade, Malbhat
Margao, State of Goa, India 403601

      Re: Yumba Records Storage, Inc.
            Registration Statement on Form S-1
            Filed August 23, 2018
            File No. 333-226981

Dear Ms. Mulla:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 23, 2018

General

1.   Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Consistent with your disclosure on page 24, please disclose on the cover page and in the summary that you are a shell company.

Cover Page of Prospectus, page 1

3.   We note that you have provided the per share net proceeds. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.

Prospectus Summary, page 4

4.   We note that you will exclusively focus on paper records management until such time as current revenues cover operating costs. Consistent with your disclosure on page 21, please also disclose here and in your risk factor on page 7 regarding the additional funds you will require, that you anticipate incurring approximately $161,000 in additional expenses in order to commence offering electronic records management services.

Use of Proceeds, page 13

5.   We note that your offering will be conducted on a "best-efforts" basis, where no minimum number of shares must be sold in order for the offering to proceed. Please revise the table to reflect the use of proceeds assuming you only sell 25%, 50%, and 75% of the shares being offered. In addition, expand your disclosure on page 25 to briefly discuss your plan of operations assuming 25%, 50%, 75% and 100% of your offering is sold, clarifying how the different funding levels will affect implementation of the plan of operations.

OTCQB Market Pace Consideration, page 16

6.   Your belief that "after this registration statement is declared effective, market makers will enter 'piggyback' quotes and [y]our securities will thereafter trade on the OTCQB" does not appear to have a reasonable basis given this is your initial public offering. Please revise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 30

7.   Please revise the table to reflect ownership based on the number of shares presently issued and outstanding. Please also remove the erroneous dollar symbols from the table. Refer to Item 403 of Regulation S-K.

Advances from Related Parties, page 31

8.   We note that you have received $15,170 from a related party and no payment will be required from the party before August 31, 2020. Please identify the related party that made these loans, and file the agreements (or a summary of verbal agreements) with the related party as exhibits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at 202-551-3346 or Andrew Mew at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Nolan Mcwilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Joe Laxague